

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

April 21, 2017

<u>Via E-Mail</u>
Mr. Arthur S. Budman
Chief Executive Officer and Chief Financial Officer
Generation NEXT Franchise Brands, Inc.
2620 Financial Court, Suite 100
San Diego, CA 92117

      Re: Generation NEXT Franchise Brands, Inc.
               Form 10-K
               Filed October 5, 2016
               File No. 0-55164

Dear Mr. Budman:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ John Cash, *for*

Terence O'Brien
Branch Chief

Office of Manufacturing and Construction